EXHIBIT 12.2

First BanCorp

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Nine-Month Period Ended September 30, 2011

Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(58,310)
Plus:
Fixed Charges (excluding capitalized interest)	208,177

Total Earnings	$149,867

Fixed Charges:
Interest expensed and capitalized	$205,682
Amortized premiums, discounts, and capitalized expenses related to indebtedness	36
An estimate of the interest component within rental expense	2,459

Total Fixed Charges before preferred dividends	208,177

Preferred dividends	21,395
Ratio of pre tax income to net income	1.000

Preferred dividend factor	21,395

Total fixed charges and preferred stock dividends	$229,572

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(58,310)
Plus:
Fixed Charges (excluding capitalized interest)	58,453

Total Losses	$143

Fixed Charges:
Interest expensed and capitalized	$55,958
Amortized premiums, discounts, and capitalized expenses related to indebtedness	36
An estimate of the interest component within rental expense	2,459

Total Fixed Charges before preferred dividends	58,453

Preferred dividends	21,395
Ratio of pre tax income to net income	1.000

Preferred dividend factor	21,395

Total fixed charges and preferred stock dividends	$79,848

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	For September 30, 2011, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $79.7 million to achieve a ratio of 1:1 for the nine-month period ended September 30, 2011.